Exhibit 9.2

SAXON CAPITAL, INC.

2001 STOCK INCENTIVE PLAN

NOTICE OF RESTRICTED STOCK UNIT GRANT

FOR

EMPLOYEES

        In accordance with Article 9 of the Saxon Capital, Inc. 2001 Stock Incentive Plan (the “Plan”), you have been granted the following Stock Units, with each Stock Unit representing the right to receive one share of the common stock of Saxon Capital, Inc. (the “Company”):

      Name of Grantee:  James V. Smith

     Total Number of Stock Units Granted:  50,000

     Date of Grant:  January 27, 2005

     Vesting:                                                                The Units shall vest in full on the fifth anniversary of the Date of Grant.

        By your signature and the signature of the Company’s representative below, you and the Company agree that these Stock Units are granted under and governed by the terms and conditions of the Plan and the Restricted Stock Unit Agreement, both of which are attached to and made a part of this document.

GRANTEE:                                                                                                                      SAXON CAPITAL, INC.

By: ________________________________                                                        By: ________________________________

Name:  James V. Smith                                                                                                  Name: Michael L. Sawyer

                                                                                                                                         Title: Chief Executive Officer

SAXON CAPITAL, INC.

2001 STOCK INCENTIVE PLAN

RESTRICTED STOCK UNIT AGREEMENT

FOR

EMPLOYEES

Vesting of Stock Units

The Stock Units vest as shown in the Notice of Stock Unit Grant. In addition, all of the Stock Units earlier vest if any of the following events occur:

  Your service as an employee of the Company terminates because of death or total and permanent disability; or
  The Company is subject to a “Change in Control” (as defined in the 2001 Stock Incentive Plan (the “Plan”)) while you are an employee of the Company.

No Stock Units vest after your service as an employee of the Company has terminated for any reason other than as described above.

Issuance of Common Shares

The Company will deposit in escrow or deliver to you or your designated representative, as soon as practicable after the date of vesting of any of the Stock Units, the Common Shares underlying such vested Stock Units.

Regular Termination

If your service terminates for any reason, other than the reasons specified under “Vesting of Stock Units” above, then all unvested Stock Units will immediately be forfeited as of your termination date.

For all purposes under this Agreement “total and permanent disability” means that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than one year.

Dividend Rights

You will be entitled to receive all dividends and other distributions paid with respect to Common Shares underlying unvested Stock Units at the time such dividends or other distributions are paid to the holders of Common Shares. Dividends and distributions will be paid to you in the same form (cash, property or Common Shares) as paid to holders of Common Shares. Such dividends and other distributions shall be subject to all applicable tax withholdings.

Withholding Taxes and Stock

You will not be allowed to receive the Common Shares underling the Stock Units unless you make arrangements acceptable to the Company to pay any withholding taxes that may be due as a result of the delivery of Common Shares underlying the Stock Units. These arrangements may include (a) withholding Common Shares that otherwise would be issued to you or (b) surrendering Common Shares that you previously acquired. The value of these Common Shares, determined as of the date when withholding taxes are due, will be applied to the withholding taxes.

Restrictions on Resale

By signing this Agreement, you agree not to sell any Common Shares at a time when applicable laws or Company policies prohibit a sale. This restriction will apply as long as you are an employee, consultant or director of the Company or a subsidiary of the Company.

Except as otherwise provided in this Agreement, the Stock Units and the rights and privileges conferred hereby shall not be sold, pledged or otherwise transferred (whether by operation of law or otherwise) and shall not be subject to sale under execution, attachment, levy or similar process until the Common Shares underlying the Stock Units are delivered to you or your designated representative.

Stockholder Rights

You, or your estate or heirs, have no rights as a stockholder of the Company (except with respect to dividends and distributions as provided above) until you have actually received the Common Shares underlying the Stock Units.

Applicable Law

This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to their choice-of-law provisions).

The Plan and Other Agreements

The text of the Plan is incorporated in this Agreement by reference. This Agreement is subject to all terms, conditions, limitations and restrictions contained in the Plan, which shall be controlling in the event of any conflicting or inconsistent provisions.

This Agreement and the Plan constitute the entire understanding between you and the Company regarding this option. Any prior agreements, commitments or negotiations concerning this option are superseded. This Agreement may be amended only by another written agreement, signed by both parties.

BY SIGNING THE COVER SHEET OF THIS AGREEMENT, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.